SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WEST COAST BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

SIMON GLICK
GF FINANCIAL, LLC
1271 AVENUE OF THE AMERICAS
NEW YORK, NY 10020
(212) 259-0301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
WILLIAM G. FARRAR, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

September 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 952145100	Schedule 13D	Page 2 of 9

1	NAME OF REPORTING PERSONS
GF Financial, LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,457,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,457,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,457,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.55%(3)
14	TYPE OF REPORTING PERSON
OO

(1) GF Financial, LLC (“GFF”) is 90% owned by Diaco Investments, L.P., which is its managing member, and 10% owned by Starlight Investment Limited Partnership.

(2) GFF also directly owns: (i) 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), which is convertible into 87,820 shares of common stock, no par value (“Common Stock”) of West Coast Bancorp (“WCB”) if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable for 55,000 shares of Series B Preferred Stock that would be convertible into 550,000 shares of Common Stock if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering.  Since GFF does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3) Calculation based on 19,294,564 shares of Common Stock outstanding as of July 31, 2012 per WCB’s quarterly report on Form 10-Q filed on August 8, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 3 of 9

1	NAME OF REPORTING PERSONS
	Diaco Investments, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,457,000
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.55%(2)
14	TYPE OF REPORTING PERSON
PN

	(1) Diaco Investments, L.P. (“Diaco”) is the managing member and 90% owner of GFF. Diaco’s general partner is Siget, L.L.C., of which Simon Glick is its managing member.
	(2) Calculation based on 19,294,564 shares of Common Stock outstanding as of July 31, 2012 per WCB’s quarterly report on Form 10-Q filed on August 8, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 4 of 9

1	NAME OF REPORTING PERSONS
	Siget, L.L.C.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,457,000
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.55%(2)
14	TYPE OF REPORTING PERSON
OO

	(1) Siget, L.L.C. (“Siget”) is general partner of Diaco, which owns 90% of GFF. Simon Glick is the managing member of Siget.
	(2) Calculation based on 19,294,564 shares of Common Stock outstanding as of July 31, 2012 per WCB’s quarterly report on Form 10-Q filed on August 8, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 5 of 9

1	NAME OF REPORTING PERSONS
	Simon Glick(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,457,000
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.55%(2)
14	TYPE OF REPORTING PERSON
IN

	(1) Mr. Glick is the managing member and 55% owner of Siget, which is general partner of Diaco. Diaco owns 90% of GFF.
	(2) Calculation based on 19,294,564 shares of Common Stock outstanding as of July 31, 2012 per WCB’s quarterly report on Form 10-Q filed on August 8, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 6 of 9

           This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Original Statement”) filed by GF Financial, LLC, a Delaware limited liability company (“GFF”), Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial (“Diaco”), Siget, LLC, a Delaware limited liability company and general partner of Diaco (“Siget”) and Mr. Simon Glick, the managing member of Siget, with the Securities and Exchange Commission on January 20, 2010 relating to the common stock, no par value (the “Common Stock”), of West Coast Bancorp, an Oregon corporation (“WCB”).

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On September 25, 2012, WCB entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Banking System, Inc., a Washington corporation (“Columbia”), and, from and after its accession to the Merger Agreement, Sub (as defined in the Merger Agreement) providing for the merger of Sub with and into WCB, with WCB as the surviving corporation (the “Merger”).  To facilitate the transactions contemplated under the Merger Agreement, GFF entered into a stock conversion, voting and support agreement (the “Stock Conversion, Voting and Support Agreement”) with Columbia on September 25, 2012, agreeing, among other things, to: (i) convert all shares of its convertible Series B Preferred Stock into the Merger Consideration (as defined in the Merger Agreement) and (ii) vote in favor of and otherwise facilitate the proposed Merger.  In addition, GFF and WCB entered into a waiver agreement (the “Waiver Agreement”) with respect to, among other things, the standstill covenant as set forth in Section 4.1(a) of the Investment Agreement by and between GFF and WCB, dated as of October 23, 2009 (the “Investment Agreement”).

Further detail of these agreements is provided under Item 6 of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

The Stock Conversion, Voting and Support Agreement

The following is a description of the material terms of the Stock Conversion, Voting and Support Agreement:

Conversion.  GFF is required to exercise in full its conversion right to convert all of its shares of Series B Preferred Stock into the Merger Consideration, prior to or effective upon consummation of the Merger.  In addition, GFF is also required to execute and deliver such additional conversion documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the conversion of the Series B Preferred Stock.

Voting.  Prior to the earlier of (i) the date and time when the Merger becomes effective (the “Effective Time”) and (ii) the termination of the Stock Conversion, Voting and Support Agreement (the “Support Period”), GFF is required to vote all of its voting shares of capital stock of WCB in favor of (i) the Merger Agreement and the transactions contemplated therein, (ii) any action that is required to facilitate the Merger and its affiliated transactions, and (iii) any proposal to postpone the stockholder meeting to a later date if the Merger Agreement lacked sufficient votes for approval.  In addition, GFF is required to vote all of its voting shares of capital stock of WCB against any action or agreement that would impair, prevent, or delay the Merger or its affiliated transactions.

Transfer Restrictions.  GFF is required not to (except with respect to the Merger and the Merger Consideration) (i) cause or permit any transfer of its owned shares of WCB, or (ii) grant any proxies or enter into any contract or arrangement with respect to the owned shares.

CUSIP NO. 952145100	Schedule 13D	Page 7 of 9

Standstill.  Until the termination of the Stock Conversion, Voting and Support Agreement (the “Standstill Period”), GFF is required not to, individually or in concert with others acting as a 13D Group (defined below), acquire or facilitate the acquisition of any beneficial ownership in capital stock of Columbia that would result in GFF beneficially owning in excess of the greater of (i) 4.9% of Columbia’s total outstanding shares of common stock or (ii) GFF’s aggregate beneficial ownership of Columbia immediately following the Effective Time.  A “13D Group” shall mean any group of persons or entities that is affiliated and acting in concert or that holds or is formed for the purpose of holding, voting, or disposing any voting securities of Columbia which would be required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder to file a statement on Schedule 13D if such group were to beneficially own voting securities representing more than five percent (5%) of any voting securities then outstanding.

Participation Limitations.  During the Standstill Period, GFF is required not to, individually or in concert with others acting as a 13D Group, (i) make or in any way participate in the “solicitation” of “proxies” with respect to any shares of stock of Columbia; (ii) propose any stockholder resolutions in respect of Columbia under Rule 14a-8 of the Exchange Act, or otherwise; (iii) seek to call any meeting of shareholders of Columbia; or (iv) seek to take any action by written consent of shareholders of Columbia; or (v) seek to advise or influence any other person or entity with respect to the voting of common stock of Columbia.  In addition, during the Standstill Period, GFF is required not to, individually or jointly, attempt to effect control of the management, board of directors, or policies of Columbia.

Indemnity.  Columbia agreed to indemnify GFF and its Affiliates, including its respective officers, directors, partners, employees, agents, and controlling persons, from and against any out-of-pocket legal defense costs and related expenses, arising out of or resulting from any claim or proceeding prior to the one year anniversary of the Effective Time arising out of or resulting from GFF’s entry into the Stock Conversion, Voting and Support Agreement and performance of its obligations thereunder, provided that such indemnifiable costs and expenses, when aggregated with the indemnifiable costs and expenses, if any, of other indemnified parties under similar Stock Conversion, Voting and Support Agreements with Columbia may not in the aggregate exceed $500,000.

The Waiver Agreement

The following is a description of the material terms of the Waiver Agreement:

Waiver of Standstill.  Pursuant to the Waiver Agreement, WCB waived the restrictions set forth in Section 4.1(a) of the Investment Agreement that prohibit GFF and its Affiliates from acquiring, offering, or proposing to acquire any voting securities of WCB that would result in GFF or its Affiliates having beneficial ownership of more than 9.9% of the outstanding shares of voting securities (within the meaning of the Bank Holding Company Act of 1956, as amended, and Regulation Y) or Common Stock of WCB.

Waiver of Prohibition of Assignment of the Investment Agreement by Operation of Law.  GFF and WCB waived the restrictions set forth in Section 5.8 of the Investment Agreement that pertain to the assignment of the Investment Agreement by operation of law with respect to (i) the WCB’s entry into the Merger Agreement and (ii) the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Item 7. Material to Be Filed as Exhibits

Item 7 of the original filing is amended and supplemented as follows:

Exhibit 9	Stock Conversion, Voting and Support Agreement, dated as of September 25, 2012, between GF Financial, LLC and Columbia Banking System, Inc.
Exhibit 10	Waiver Agreement, dated as of September 25, 2012, between GF Financial, LLC and West Coast Bancorp

CUSIP NO. 952145100	Schedule 13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2012

GF FINANCIAL, LLC

By:	Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial, LLC

By:	Siget, L.L.C., a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick

	Title:	Managing Member

DIACO INVESTMENTS, L.P.

By:	Siget, L.L.C., a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick

	Title:	Managing Member

SIGET, LLC

By:	/s/ Simon Glick
	Name:	Simon Glick

	Title:	Managing Member

SIMON GLICK

/s/ Simon Glick

CUSIP NO. 952145100	Schedule 13D	Page 9 of 9

INDEX OF EXHIBITS
Exhibit 9	Stock Conversion, Voting and Support Agreement, dates as of September 25, 2012, between GF Financial, LLC and Columbia Banking System, Inc.

Exhibit 10	Waiver Agreement, dated as of September 25, 2012, between GF Financial, LLC and West Coast Bancorp